Atlantic Bancshares, Inc.
1 Sherington Drive, Suite J
Bluffton, South Carolina 29910

October 10, 2005

VIA FACSIMILE TO (202) 772-9208

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0408
450 Fifth Street, NW
Washington, DC 20549-0408
Attn: Todd L. Schiffman

          Re:    Atlantic Bancshares, Inc.
                   Registration Statement on Form SB-2
                   File No. 333-127242

Dear Mr. Schiffman:

        Pursuant to Rule 461 under the Securities Act of 1933, the undersigned hereby requests that the effective date of Atlantic Bancshares Registration Statement on Form SB-2 be accelerated so that the Registration Statement may become effective at 10:00am Tuesday, October 11, 2005, or as soon as practicable thereafter.

        The undersigned, on behalf of Atlantic Bancshares, Inc., hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Atlantic Bancshares, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Atlantic Bancshares, Inc. may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert P. Trask

Robert P. Trask
Chief Executive Officer